SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair WELCOMES SWEDISH Court Decision TO REJECT Passenger Compensation CLAIM

RYANAIR CALLS ON ARN AND RAD&RON TO APOLOGISE TO CONSUMERS FOR MISLEADING THEM AND FOR WRONGLY BLACKLISTING RYANAIR

Ryanair, the world's favourite airline, today (26th May) welcomed the decision of the Svea Court of Appeal in Stockholm
which declared that passengers are not entitled to compensation in cases where extraordinary circumstances apply, as the court overturned the decision of the District Court of Nykoping which awarded two passengers compensation (even though it accepted extraordinary circumstances were present) in breach of the provisions of EU261.

Ryanair again called on the ARN and RAD&RON to properly apply the EU261 regulations and stop misleading Swedish passengers on compensation claims.  Ryanair called for an end to its blacklisting for not paying compensation when EU261 confirms that passengers are not entitled to any such payments in extraordinary circumstances.

Ryanair's Stephen McNamara said:

"This decision of the Svea Court of Appeal reinforces the provisions of the EU261 which provides that no compensation is due to passengers in cases governed by extraordinary circumstances which are beyond an airlines' control. We understand that delayed flights can be frustrating.  However, airlines must always take decisions which prioritise the safety of our passengers, crew and aircraft over convenience.

"We now call on the ARN and RAD&RON to adhere to properly apply the EU261 regulations and stop misleading passengers with incorrect advice about compensation payments which passengers are not entitled to in cases of extraordinary circumstances".

Ends.                                                                Wednesday, 26th May 2010

For further information:
Stephen McNamara                                      Pauline McAlester
Ryanair                                                           Murray Consultants
Tel: 00 353 1 812 1212                                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  26 May, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary